

Mike Thorby · 3rd

Founder and CEO at Car Delivery Network Ltd - US, UK

United States · 500+ connections · **Contact info**

 **Car Delivery Network**

AUT **Auckland University Technology**

Experience

Founder and CTO

Car Delivery Network Ltd

Jan 2010 – Present · 10 yrs 4 mos

Thame

The Car Delivery Network provides the Industries first Information as a Service solution for Car Transportation and Delivery enabling shippers to connect to their logistics providers and logistics providers to their drivers in real time.



Car Delivery Network | Together You're Bette...

Director

InfoAnyWare Ltd

Jan 2004 – Jan 2010 · 6 yrs 1 mo

At InfoAnyware we created a mobile transaction platform for the connection and communication of thousands of Mobile devices to hundreds of connected applications.

Mike and Alexis Vergez founded this company.

Sales and Technology Pre sales

Nextair Ltd

Jan 2002 – Jan 2004 · 2 yrs 1 mo

Responsible for building the Sales and Technology capabilities in the UK. The IP of this company was sold to Research in Motion the owners of Blackberry.



Solutions Director

Unisys

Mar 2000 – Mar 2002 · 2 yrs 1 mo

Build up the Internet and Mobile practice within Unisys UK.



Solutions Architect

GE Intelligent Platforms

Jan 1998 – Dec 2000 · 3 yrs
Kingston upon Thames, United Kingdom

Responsible for the design and developing of a EDI platform for GEIS Amsterveen, Netherlands Hosting centre

Show 1 more experience ˅

Education



Auckland University of Technology

Information and Computer Technology
1987 – 1992

Dilworth School

UE
1987 – 1991

Diocesan School for girls

Life
1982 – 1983
Activities and Societies: Only 4 Boys at Dilworth School so they sent us to Dio for our last year.

Skills & Endorsements

New Business Development · 18

Endorsed by **2 of Mike's colleagues at Car Delivery Network (CDN)**

Sales Management · 13



Endorsed by **Thomas Spivey, who is highly skilled at this**



Endorsed by **2 of Mike's colleagues at Ca Delivery Network (CDN)**

Business Strategy · 11

Beata S. and 10 connections have given endorsements for this skill



